October 2, 2009

Gina Betts, Esq.
Locke Lord Bissell & Liddell LLP
2200 Ross Ave., Suite 2200
Dallas, Texas 75201

      Re: <u>Capital Southwest Corporation, File No. 812-13671</u>

Dear Ms. Betts:

      By letter dated September 30, 2009, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

      Sincerely,

      Jennifer L. Sawin
      Branch Chief

cc: Gary L. Martin
      Chief Executive Officer
      Capital Southwest Corporation
      12900 Preston Road, Suite 700
      Dallas, Texas 75230